SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

KABE EXPLORATION INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

48283A 10 4
(CUSIP Number)

c/o Jeffrey J. Fessler, Esq. Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor New York, New York 10006; (212) 930-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 48283A 10 4		13D	Page 2 of 4 Pages

1.	Names of Reporting Persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Erik Ulsteen

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,750,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,750,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 51.7%

14.	Type of Reporting Person* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Kabe Exploration Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 5050 Avenida Encinas, Suite 270, Carlsbad, CA 92008.

Item 2.  Identity and Background.

This statement is being filed by Erik Ulsteen, a citizen of Norway. Mr. Ulsteen is Chief Executive Officer and Chairman of Emission & Power Solutions, Inc. and his business address is 5050 Avenida Encinas, Suite 270, Carlsbad, CA 92008.

During the past five years, Mr. Ulsteen has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Ulsteen purchased 1,500,000 shares of Common Stock directly from Antony Claydon, the former President of the Issuer and a director and 250,000 shares of Common Stock directly from Rory Moss, a director of the Issuer for a purchase price equal to an aggregate of $50,000.  The source of funding for this purchase was through personal funds.

Item 4.  Purpose of Transaction.

Mr. Ulsteen entered into the above-described transaction to effect a change in control of the Issuer.  Mr. Ulsteen plans to cause a change in a majority of the members of the Issuer’s Board of Directors in connection with the change in control.

In connection with the change in control of the Issuer, in light of the fact that the Issuer does not currently have any business operations, Mr. Ulsteen intends on causing the Issuer to acquire another business entity utilizing the common stock of the Issuer.  Notwithstanding the foregoing, any acquisition by the Issuer will be subject to complete due diligence of the legal, business and financial condition of the entity to be acquired and the execution of fully negotiated acquisition agreements.

Except as described above, Mr. Ulsteen has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

Mr. Ulsteen currently owns 1,750,000 shares of common stock of the Issuer, which represents 51.7% of the Issuer’s common stock based on 3,387,500 shares of common stock issued and outstanding as of February 14, 2008.  Mr. Ulsteen has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, Mr. Ulsteen has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Mr. Ulsteen and any other individual or entity, with the exception of the Agreement pursuant to which Mr. Ulsteen purchased the aforementioned securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

99.1	Agreement for the Purchase of Common Stock dated December 18, 2007.

99.2	First Amendment to Agreement for the Purchase of Common Stock dated as of February 13, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 25, 2008	/s/ Erik Ulsteen
Erik Ulsteen